# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EDESA BIOTECH, INC., CIK 0001540159
CUSIP: 27966L306
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 100 Spy Court, Markham, Ontario Canada (A6), L3R 5H6
Date of event which requires filing of this statement: 08/21/2026
Filed by CIK 0001777962
Persons authorized to receive notices and communications: Dr. Pardeep Nijhawan, c/o Edesa Biotech, Inc., 100 Spy Court, Markham, Ontario Canada (A6), L3R 5H6, (289) 800-9600

## Reporting persons
- Pardeep Nijhawan Medicine Professional Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 1,164,676; sole dispositive power 0; shared dispositive power 1,164,676; aggregate amount beneficially owned 1,164,676 (7.8% of the class)
  Comment: For box 13, based on a total of 14,193,356 Common Shares of the Company outstanding as of August 25, 2026, and an additional 326,560 Common Shares underlying vested warrants and an additional 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding with respect to this Reporting Person.
- The Digestive Health Clinic Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 32,013; sole dispositive power 0; shared dispositive power 32,013; aggregate amount beneficially owned 32,013 (0.2% of the class)
  Comment: For box 13, based on a total of 14,193,356 Common Shares of the Company outstanding as of August 25, 2026.
- 1968160 Ontario Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 53,104; sole dispositive power 0; shared dispositive power 53,104; aggregate amount beneficially owned 53,104 (0.4% of the class)
  Comment: For box 13, based on a total of 14,193,356 Common Shares of the Company outstanding as of August 25, 2026.
- The New Nijhawan Family Trust 2015: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 32,609; sole dispositive power 0; shared dispositive power 32,609; aggregate amount beneficially owned 32,609 (0.2% of the class)
  Comment: For box 13, based on a total of 14,193,356 Common Shares of the Company outstanding as of August 25, 2026.
- Pardeep Nijhawan (CIK 0001777962): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,331,090; shared voting power 1,282,402; sole dispositive power 1,331,090; shared dispositive power 1,282,402; aggregate amount beneficially owned 2,613,492 (16.31% of the class)
  Comment: Boxes 8 and 10, consists of 1,164,676 Common Shares beneficially owned by Pardeep Nijhawan Medicine Professional Corporation, 32,013 Common Shares beneficially owned by The Digestive Health Clinic Inc., 53,104 Common Shares beneficially owned by 1968160 Ontario Inc. and 32,609 Common Shares beneficially owned by The New Nijhawan Family Trust 2015. For box 13, based on a total of 14,193,356 Common Shares of the Company outstanding as of August 25, 2026, an additional 56,875 Common Shares underlying vested share options or underlying share options that will vest within 60 days of August 25, 2026, an additional 491,288 Common Shares underlying vested restricted share units or restricted share units that will vest within 60 days of August 25, 2026, an additional 326,560 Common Shares underlying vested warrants, an additional 435,414 Common Shares underlying Series A-1 Preferred Shares and an additional 520,833 Common Shares underlying Series B-1 Preferred Shares that are beneficially owned and deemed outstanding with respect to this Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: EDESA BIOTECH, INC.
Address of issuer's principal executive offices: 100 Spy Court, Markham, Ontario Canada (A6), L3R 5H6
Comment: This Amendment No. 11 ("Amendment No. 11") amends and supplements the statement on Schedule 13D jointly filed by (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, (iii) 1968160 Ontario Inc., an Ontario, Canada corporation (iv) The New Nijhawan Family Trust 2015, an Ontario, Canada trust and (v) Dr. Pardeep Nijhawan, an individual on June 17, 2019, as amended by Amendment No. 1 filed on August 19, 2019, as further amended by Amendment No. 2 filed on January 16, 2020, as further amended by Amendment No. 3 filed on September 18, 2020, as further amended by Amendment No. 4 filed on November 8, 2022, as further amended by Amendment No. 5 filed on August 21, 2023, as further amended by Amendment No. 6 filed on January 16, 2024, as further amended by Amendment No. 7 filed on November 1, 2024, as further amended by Amendment No. 8 filed on February 14, 2025, as further amended by Amendment No. 9 filed on March 2, 2026, as further amended by Amendment No. 10 filed on June 16, 2026 (as so amended and supplemented, the "Schedule 13D"), with respect to the common shares, no par value per share (the "Common Shares") of Edesa Biotech, Inc., a British Columbia corporation (the "Company" or the "Issuer"). Except as expressly amended by this Amendment No. 11, the Schedule 13D remains in full force and effect. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby supplemented as follows: Since the filing of the Schedule 13D/A on June 16, 2026, the Issuer has granted Dr. Pardeep Nijhawan the following restricted stock units, which vested in full upon grant: (i) 3,378 restricted share units on July 2, 2026 and (ii) 5,324 restricted share units on August 3, 2026. Such restricted share units were granted in lieu of partial salary.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Pardeep Nijhawan may be deemed to be the beneficial owner of an aggregate of 2,613,492 Common Shares, comprised of: (i) sole voting and dispositive power of 1,331,090 Common Shares, comprised of: (a) 262,094 Common Shares, (b) 491,288 Common Shares underlying vested restricted share units or restricted share units that will vest within 60 days of August 25, 2026, (c) 56,875 Common Shares underlying vested share options or underlying share options that will vest within 60 days of August 25, 2026 and (d) 520,833 Common Shares underlying Series B-1 Preferred Shares that are beneficially owned and deemed outstanding with respect to this Reporting Person; and (ii) shared voting and dispositive power of 1,282,402 Common Shares, comprised of: (a) 402,702 Common Shares, an additional 326,560 Common Shares underlying vested warrants and 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding held by Pardeep Nijhawan Medicine Professional Corporation, (b) 32,013 Common Shares held by The Digestive Health Clinic Inc., (c) 53,104 Common Shares held by 1968160 Ontario Inc., and (d) 32,609 Common Shares held by The New Nijhawan Family Trust 2015. Pardeep Nijhawan's holdings exclude Common Shares underlying restricted share units held by this Reporting Person that will not vest within 60 days of August 25, 2026 and Common Shares underlying share options held by this Reporting Person that will not vest within 60 days of August 25, 2026. Pardeep Nijhawan's holdings represent an aggregate of approximately 16.31% of the Issuer's outstanding Common Shares (based on a total of 14,193,356 Common Shares of the Issuer outstanding as of August 25, 2026, 56,875 Common Shares underlying vested share options or underlying share options that will vest within 60 days of August 25, 2026, 491,288 Common Shares underlying vested restricted share units or restricted share units that will vest within 60 days of August 25, 2026, 326,560 Common Shares underlying vested warrants, 435,414 Common Shares underlying Series A-1 Preferred Shares and 520,833 Common Shares underlying Series B-1 Preferred Shares that are beneficially owned and deemed outstanding with respect to this Reporting Person). As of the date hereof, Pardeep Nijhawan Medicine Professional Corporation may be deemed to be the beneficial owner, with shared voting and dispositive power, of an aggregate of 1,164,676 Common Shares, comprised of: (i) 402,702 Common Shares, (ii) 326,560 Common Shares underlying vested warrants and (iii) 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding with respect to this Reporting Person. Pardeep Nijhawan Medicine Professional Corporation's holdings represent an aggregate of approximately 7.8% of the Issuer's outstanding Common Shares (based on a total of 14,193,356 Common Shares of the Issuer outstanding as of August 25, 2026, 326,560 Common Shares underlying vested warrants and 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding with respect to this Reporting Person). As of the date hereof, The Digestive Health Clinic Inc. may be deemed to be the beneficial owner, with shared voting and dispositive power, of 32,013 Common Shares, representing an aggregate of approximately 0.2% of the Issuer's outstanding Common Shares (based on a total of 14,193,356 Common Shares of the Issuer outstanding as of August 25, 2026). As of the date hereof, 1968160 Ontario Inc. may be deemed to be the beneficial owner, with shared voting and dispositive power, of 53,104 Common Shares, representing an aggregate of approximately 0.4% of the Issuer's outstanding Common Shares (based on a total of 14,193,356 Common Shares of the Issuer outstanding as of August 25, 2026). As of the date hereof, The New Nijhawan Family Trust 2015 may be deemed to be the beneficial owner, with shared voting and dispositive power, of 32,609 Common Shares, representing an aggregate of approximately 0.2% of the Issuer's outstanding Common Shares (based on a total of 14,193,356 Common Shares of the Issuer outstanding as of August 25, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

## Signatures
- Pardeep Nijhawan Medicine Professional Corporation: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Chief Executive Officer (08/25/2026)
- The Digestive Health Clinic Inc.: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Chief Executive Officer (08/25/2026)
- 1968160 Ontario Inc.: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Chief Executive Officer (08/25/2026)
- The New Nijhawan Family Trust 2015: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Trustee (08/25/2026)
- Pardeep Nijhawan: /s/ Pardeep Nijhawan, Pardeep Nijhawan (08/25/2026)